Articles of Incorporation

(PURSUANT TO NRS 78)

DEAN HELLER
Secretary of State
101 North Carson Street, Suite 3
Carson City, Nevada 89701-4786
(775 684 5708

FILED # C20473
JUL 27 2001

IN THE OFFICE OF
Dean Heller
Secretary of State

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1. Name of Corporation:	Lightning Marine, Inc.
2. Resident Agent Name and Street Address	Corporate Services Group, LLC 723 South Casino Center Blvd., 2nd Fl Las Vegas, Nevada 89101
3. Shares	Number of shares with par value: 25,000,000 Par value: $ 0.001
4. Names, Addresses, Number of Board of Directors/Trustees:	The First Board of Directors/Trustees shall consist of 1 member whose name and address is as follows: 1. Jeffrey Mackay Name 2. 723 South Casino Center Blvd., 2nd Fl, Las Vegas, Nevada, 89101 Street Address
5. Purpose	The purpose of this corporation shall be: This corporation may engage in any lawful activity
6. Other Matters	Number of additional pages attached: 0
7. Names, Addresses and Signatures of Incorporators:	Corporate Services Group, LLC — \s\ Denise Mau Name — Signature 723 South Casino Center Blvd., 2nd Fl Las Vegas, NV 89101 Address
8. Certification of Acceptance of Appointment of Resident Agent:	I, Corporate Services Group, LLC, hereby accept appointment as Resident Agent for the above named corporation. \s\ Denise Mau — July 27, 2001 Authorized Signature of R.A. or On Behalf of R.A. Company — Date